April 5, 2011

Via Edgar

Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Solar Acquisition Corp.
Form 8-K/A filed January 25, 2011
File No. 1-344-38

Dear Ms. Thompson:

This letter shall serve as a reply to your letter dated March 8, 2011 concerning Solar Acquisition Corp. (the “Company”).

Form 8-K/A filed January 25, 2011

The Company has reviewed this matter and has determined that the acquisition of Clean Power, Inc. (“Clean Power”) was of not of a business, but rather an acquisition of assets.

Analysis of Clean Power Asset Acquisition under ASC 805-10-55-4 thru 55-9

The Commission has requested additional details regarding our analysis of our acquisition of the assets of Clean Power, Inc. with respect to ASC 805-10-55-4 thru 55-9. Our full analysis appears below.

Upon review, and in accordance with the Commission’s comments we have determined that no reverse acquisition or merger has taken place as the number of shares issued does not transfer control of the Company to Clean Power or its shareholders on either a voting or financial basis.

Shares Outstanding and Issued:
Prior to Clean Power asset acquisition:	11,533,333
Shares issued to Clean Power shareholders:	5,659,501
Interest of Clean Power shareholders post transaction:	32.9%

ASC Analysis

ASC 805-10-55-4 to 55-9 provide for determining whether, in an acquisition scenario, a business has or has not been acquired. Based on our review of the provisions, we determine that in this case a business has not been acquired.

ASC 805-10-55-4:

“A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.  Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.  Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.  Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

In the present case, we have acquired the assets of Clean Power. The assets acquired consist almost entirely of intangible assets, in the form of intellectual property relating to renewable energy including, inter alia, data archives relating to the market generally, offerings of material suppliers in the field, providers of services in the industry, lists of potential officers, directors, and employees for a renewable energy concern, lists of potential projects, investors, and development partners, draft templates responsive to governmental RFPs, the use of the name Clean Power, Inc, the website at www.createcleanpower.com and all related files, and additional domains for use in the clean energy industry.

Beyond the intangibles acquired, the Company also acquired the rights to acquire, in the future, assets that Clean Power had developed a future right to acquire. And finally, a limited number of physical assets were acquired, primarily computers and storage devices for the intellectual property. No employees were acquired.

Regarding processes, no processes or operations were acquired consistent with the definition in ASC 805-10-55-4. No organized workforce “having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs” was acquired.

Some documentation regarding certain processes that would be of use by a renewable energy concern is part of the intellectual property, however on balance it is our determination that this falls into the category of inputs rather than processes due to the lack of skilled employees accompanying such documentation, and the efforts necessary to effectively implement such processes ourselves.

In, conclusion, we determine that these assets fall exclusively under the category of inputs, and that no processes or outputs were acquired. While it is true, as further discussed below, that outputs would not be required to conclude that a business has been acquired, the acquisition of inputs alone generally does not constitute a business.

ASC 805-10-55-5:

“To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”

As discussed above, our acquisition was comprised entirely of inputs, and peripherally, some inputs that with further development could be considered processes. No outputs have as yet been produced from the acquired inputs, and we will be expending significant efforts in developing ancillary inputs, hiring employees, and developing processes necessary for the development of our output (renewable energy systems.) In our view, the Clean Power assets do not constitute a business and any alternate market participant acquiring said assets would have to undertake substantial development of ancillary inputs and processes to integrate them into a business.

ASC 805-10-55-6:

“The nature of the elements of a business varies by industry and by the structure of an entity’s operations (activities), including the entity’s stage of development. Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Nearly all businesses also have liabilities, but a business need not have liabilities.”

As described in our discussion under ASC 80-10-55-4, we conclude that only inputs are present as the assets do not include sufficient processes or outputs to constitute a business. Although the material agreement indicates that all assets and liabilities were acquired; we have identified no liabilities except our obligation to pay for domain name and hosting renewals on a forward basis.

ASC 805-10-55-7:

“An integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business.

Those factors include, but are not limited to, whether the set:

a.  Has begun planned principal activities
b.  Has employees, intellectual property, and other inputs and processes that could be applied to those inputs
c.  Is pursuing a plan to produce outputs
d.  Will be able to obtain access to customers that will purchase the outputs.

Not all of those factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.”

At the time the assets were acquired from Clean Power it was in the development stage and had not yet produced any outputs. It had begun its principle planned activity of developing renewable energy systems but as of the acquisition had not successfully concluded an agreement with any party to do so. There were no employees per se, however it had identified potential employees and had several interested parties undertaking efforts on its behalf. Intellectual property and other inputs were in development, but processes that could be applied to those inputs had not been sufficiently developed to constitute a business, and a lack of an organized workforce and sufficiently developed processes prevented it from progressing beyond the development stage. Opportunities for pursuing output purchasers were being pursued, but no outputs had been produced, and its ability to obtain customers was considerably constrained by the forgoing. This analysis is in line with our conclusion that the assets acquired do not constitute a business.

ASC 805-10-55-8:

“Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.”

Based on the discussion in previous sections, we concluded that the assets consisting primarily of inputs lacked sufficient activities and processes around them to constitute a business. Seller had not yet achieved sufficient conditions to be considered a business under the standards of ASC 805-10-55. We intend to utilize these acquired assets in a business but not without substantial further development. The assets when combined with these future efforts would constitute a business but could not before such efforts be operated as a business by either us, the acquirer, or in our view another market participant.

ASC 805-10-55-9:

“In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.”

Goodwill is not present among the assets.

Valuation:

In addition to the ASC analysis provided, the Commission has inquired as to our method for valuing the purchase price of the Clean Power assets.

At the time we acquired the assets of Clean Power it had no revenues, and did not have operations sufficient to characterize it as anything other than a development stage company in accordance with our ASC 805-10-55 analysis above. Certain inputs had been developed, market opportunities identified, but business processes to take advantage of the market opportunities were in the early stages of development and had not been implemented, there were no outputs.

The purchase price paid for the assets was $1,310,280.00

We considered the fair value of the assets acquired to be more reliable for the purpose of calculating the purchase price, than the fair market value of our common stock for a number of reasons: 1) we have limited operations and insubstantial assets on our balance sheet, 2) the shares used to purchase the assets are unregistered and as such are restricted from trading under the securities laws until registered or in compliance with Rule 144, as such their value materially differs from our free trading common stock, 3) we viewed the assets acquired as highly valuable in accelerating the development of our business.

The allocation of the purchase price was as follows:

Tangible assets: $4577.73

Intangible Assets: $1,305,703

The assets were valued arbitrarily by our management, based on our business judgment as to the value they could provide to our business and the development thereof, including the acceleration of not needing to develop these assets internally at significant expense, and through negotiations with seller.

If you have any questions or additional requests please contact the undersigned at the number above.

Very truly yours, Peter Klamka, President